EXHIBIT 14.2



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



The Board of Directors
Tecnomatix Technologies, Inc.:



We hereby consent to the incorporation by reference into the registration statements on Form S-8 of Tecnomatix Technologies Ltd. (registration numbers 333-14082, 333-11466, 333-04766 and 33-66334) of our reports dated January 23,
2004 with respect to the consolidated balance sheets of Tecnomatix Technologies, Inc., as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholder's deficit and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2003; and our report dated January 24, 2003 with respect to the consolidated balance sheets of Tecnomatix Technologies, Inc., as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's deficit and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2002, which reports appear in the annual report on Form 20-F of Tecnomatix Technologies Ltd. for the year ended December 31, 2003.

Our reports refer to a change in the estimated lived of certain capitalized software development costs in 2002 and the adoption of the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS as of January 1, 2002.




/S/ KPMG LLP

Detroit, Michigan
March 29, 2004